

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Monica Grasso
Chief Financial Officer
ProPhase Labs, Inc.
711 Stewart Avenue, Suite 200
Garden City, New York 11530

> **Re: ProPhase Labs, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 5, 2021**
> **File No. 333-260848**

Dear Ms. Grasso:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at (202) 551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wendy Grasso